August 9, 2024

Pekka Lundmark
Chief Executive Officer
NOKIA CORP
3201 Olympus Blvd.
Dallas, Texas 75019

       Re: NOKIA CORP
           Registration Statement on Form F-4
           Filed August 1, 2024
           File No. 333-281179
Dear Pekka Lundmark:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing